March 20, 2015

Via EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:    Briggs & Stratton Corporation
Form 10-K for the Fiscal Year Ended June 29, 2014
Response dated February 19, 2015
File No. 001-01370

Dear Ms. Tillan:

This letter is in response to your letter of March 12, 2015, commenting on Briggs & Stratton Corporation’s (the “Company”) Form 10-K for the year ended June 29, 2014. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended June 29, 2014

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies - Revenue Recognition, page 40

1.	In future filings please disclose, similar to your response to comment 4 that you recognize the expense associated with the sales incentive at the time of sale as a reduction of revenue.

In future filings, beginning with the Form 10-K for the year ended June 28, 2015, the Company will disclose that it recognizes the expense associated with the sales incentive at the time of sale as a reduction of revenue.

Note 8. Income Taxes, page 48

2.
Considering your response to comment 9, in future filings please ensure that your disclosure of the nature of each significant reconciling item provides sufficient information for an investor to understand the item. Refer to FASB ASC 740-10-50-12.

In future filings, beginning with the Form 10-K for the year ended June 28, 2015, the Company will disclose the nature of each significant reconciling item and provide sufficient information for an investor to understand the item.

Note 18. Restructuring Actions, page 67

3.	Further to your response to comment 12, in future filings please also present the rollforward of the restructuring-related liabilities required by FASB ASC 420-10-50-1.b.2 for each period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

In future filings, the Company will present the rollforward of the restructuring-related liabilities required by FASB ASC 420-10-50-1.b.2 for each period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

Note 20. Separate Financial Information of Subsidiary Guarantors of Indebtedness, page 69

4.
In your response to comment 15, you told us that Briggs & Stratton Power Products Group, LLC is the sole guarantor. In future filings, please revise the column header in your table to be consistent with that fact - i.e., to refer to a guarantor and not guarantors.

In future filings, beginning with the Form 10-Q for the quarter ended March 29, 2015, the Company will revise the column header in its table by changing “Guarantor Subsidiaries” to “Guarantor Subsidiary” in order to reflect the fact that Briggs & Stratton Power Products Group, LLC is the sole guarantor.

* * * * *

In addition to our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at 414.256.1027 or by electronic mail at rodgers.dave@basco.com. Thank you for your attention to this matter.

Very truly yours,

BRIGGS & STRATTON CORPORATION

/s/ David J. Rodgers
David J. Rodgers
Senior Vice President & Chief Financial Officer